Exhibit 3.116

SECOND AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

THE REFUGE, A HEALING PLACE, LLC

This Second Amended and Restated Limited Liability Agreement (the “Agreement”) of The Refuge, A Healing Place, LLC, a Florida limited liability company (the “Company”), is entered into by and between Acadia Healthcare Company, Inc., a Delaware corporation (the “Member”) and the persons admitted to the Company as members who shall be identified on Schedule A, as amended from time to time, effective as of August 1, 2013.

WHEREAS, the Member, the Company, each of the holders of outstanding limited liability company interests of the Company (each a “Seller” and collectively, the “Sellers”) and Judith T. Crane, as the representative of the Sellers (the “Sellers’ Representative”) are parties to that certain Limited Liability Company Interests Purchase Agreement, dated June 7, 2013, pursuant to which, among other things, the Member will acquire all of the membership interest in the Company, subject to the terms and conditions thereof; and

WHEREAS, the parties desire to amend and restate the Amended and Restated Operating Agreement of the Company, dated June 6, 2013, in the manner set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Section 1. Organization. On March 21, 2003, the Company was formed as a Florida limited liability company by the filing of a certificate of formation in the office of the Secretary of State of Florida (the “Certificate”).

Section 2. Registered Office; Registered Agent. The registered office of the Company in the State of Florida will be the initial registered office designated in the Certificate or such other office (which need not be a place of business of the Company) as the Member may designate from time to time in the manner provided by law. The registered agent of the Company in the State of Florida will be the initial registered agent designated in the Certificate, or such other person as the Member may designate from time to time in the manner provided by law. The principal office of the Company will be at such location as the Member may designate from time to time, which need not be in the State of Florida.

Section 3. Powers. The Company will have all powers permitted to be exercised by a limited liability company organized in the State of Florida.

Section 4. Term. The Company commenced on the date the Certificate was filed with the Secretary of State of Florida, and will continue in existence until terminated pursuant to this Agreement.

Section 5. Fiscal Year. The fiscal year of the Company for financial statement and federal income tax purposes will end on December 31 unless otherwise determined by the Member.

Section 6. Member. The Member owns 100% of the limited liability company interests in the Company.

Section 7. Address. The address of the Member is set forth below:

Acadia Healthcare Company, Inc.

830 Crescent Centre Drive, Suite 610

Franklin, TN 37067

Section 8. New Members. No person may be admitted as a member of the Company without the approval of the Member.

Section 9. Liability to Third Parties. The Member will not have any personal liability for any obligations or liabilities of the Company, whether such liabilities arise in contract, tort or otherwise.

Section 10. Capital Contributions. The Member will not be required to make any additional capital contributions to the Company except as may otherwise be agreed to by the Member.

Section 11. Participation in Profits and Losses. All profits and losses of the Company will be allocated to the Member.

Section 12. Distributions. Distributions will be made by the Company to the Member at such times as may be determined by the Member.

Section 13. Management. The power and authority to manage, direct and control the Company will be vested solely in the Member.

Section 14. Managers. The Member may, from time to time, designate one or more individuals to be managers of the Company. Managers so designated will have such authority and perform such duties as the Member may from time to time delegate to them. Any manager may resign as such at any time by providing written notice to the Company. Any manager may be removed as such, either with or without cause, by the Member, in its sole discretion. The managers of the Company, if and when designated by the Member, will have the authority, acting individually, to bind the Company.

Section 15. Indemnification. The Company shall indemnify any individual who is or was a party or is or was threatened to be made a party to any action, suit, or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was an officer of the Company against expenses (including reasonable attorneys’ fees and expenses), judgments, fines and amounts paid in settlement actually and reasonably incurred by such individual in connection with such action, suit or proceeding, to the extent permitted by applicable law. The right to indemnification conferred in this Section 15 includes the right of such individual to be paid by the Company the expenses incurred in defending any such action in advance of its final disposition (an “Advancement of Expenses”); provided, however, that the Company will only make an Advancement of Expenses upon delivery to the Company of an undertaking, by or on behalf of such Indemnitee, to repay all amounts so advanced if it is ultimately determined that such Indemnitee is not entitled to be indemnified under this Section 15 or otherwise.

Section 16. Dissolution. The Company will dissolve and its affairs will be wound up as may be determined by the Member, or upon the earlier occurrence of any other event causing dissolution of the Company under the Act. In such event, the Member will proceed diligently to wind up the affairs of the Company and make final distributions, and will cause the existence of the Company to be terminated.

Section 17. Amendment or Modification. This Agreement may be amended or modified from time to time only by a written instrument that is executed by the Member.

Section 18. Binding Effect. This Agreement will be binding on and inure to the benefit of the Member and its successors and assigns.

Section 19. Governing Law. This Agreement is governed by and will be construed in accordance with the law of the State of Florida without regard to the conflicts of law principles thereof.

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IN WITNESS THEREOF, the undersigned hereto has executed this Agreement effective as of the date set forth above.

MEMBER:

ACADIA HEALTHCARE COMPANY, INC.

By:	/s/ Christopher L. Howard
Name:	Christopher L. Howard
Title:	Executive Vice President, General Counsel and Secretary

[Signature Page to A&R LLC Agreement]

Schedule A

None